FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press release

Thomson acquires Alcatel shareholding in Nextream

Paris, France, June 17th, 2004 – Thomson (Euronext Paris: 18453; NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, has acquired Alcatel’s remaining 25% shareholding in their joint venture company, Nextream. The move follows Alcatel’s exercise of a put option which was part of the initial contract signed with Thomson in 2001. Thomson now owns 100% of Nextream, which will maintain its commercial cooperation with Alcatel.

Nextream, part of Thomson’s Video Network Solutions Division, develops and manufactures the Grass Valley™ Video Compression and Networking product line which includes ViBE (Video Broadcast Evolution), the most compact and efficient digital content delivery platform available. More than 1,200 ViBE products have been sold in the last year alone. Designed for cable, direct-to-home, satellite, telecommunications and terrestrial television operations, these products feature turnkey solutions for digital content delivery.

The financial terms of this transaction are not disclosed.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, or regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated media and entertainment companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators, manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

For more information on Nextream products: www.thomsongrassvalley.com/products_transmission

Press release

TCL shareholders’ meetings approve creation of TCL-Thomson Electronics

Paris, France, July 2nd, 2004 – Thomson (Euronext Paris: 18453; NYSE: TMS) notes with satisfaction that the creation of TCL-Thomson Electronics Corporation (“TTE”) was approved by shareholders of TCL Corporation and TCL International at extraordinary general meetings in China and Hong Kong earlier today.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, or regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

* * *

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated media and entertainment companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators, manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

Press release

Thomson signs new €1.75bn revolving credit facility

Paris, France, July 6th, 2004 – Thomson (Euronext Paris: 18453; NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, today signed a revolving credit facility of €1.75 billion in replacement of its former €1.2 billion facility.

The new five-year facility, which was syndicated on a select basis among the company’s relationship banks, attracted strong support and was increased from the initial launch amount of €1.2bn after commitments were received in excess of €2.3bn.

The facility is for general corporate purposes, including refinancing. Pricing on the new transaction is set at 35bp above Euribor with the improved pricing and covenant structure relative to the former facility reflecting Thomson’s current credit standing. Thomson secured a BBB+ rating from Standard and Poors in July 2002.

The new facility will initially not be drawn. The former facility was undrawn throughout its life.

The 24-strong syndicate comprises Mandated Lead Arrangers Barclays Capital (Bookrunner) (the investment banking division of Barclays Bank PLC), BNP Paribas, Calyon Corporate & Investment Bank, Citigroup (Bookrunner), Dresdner Kleinwort Wasserstein, The Royal Bank of Scotland plc and SG Corporate & Investment Banking (Bookrunner). Arrangers are CDC Ixis, Deutsche Bank, HSBC-CCF, JPMorgan-Chase, ABN-Amro Bank N.V., Bank of America, Fortis, HypoVereinsbank, ING Bank, Mizuho and Sumitomo. Co-arrangers are BBVA, The Bank of Tokyo-Mitsubishi Ltd, CIC-Credit Mutual, Commerzbank Aktiengesellschaft, Natexis Banques Populaires, and SANPAOLO – IMI. The Facility Agent is Calyon.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, or regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

* * *

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated media and entertainment companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators, manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8th, 2004	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer